UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES SUCCESSFUL OFFERING OF ORDINARY NOTES
Medellin, Colombia, July 9, 2009
Bancolombia S.A. (“Bancolombia”) successfully completed the local public offering of tranche 3 of Bonos Ordinarios Bancolombia (the “Bancolombia Ordinary Notes”) for an aggregate principal amount of five hundred billion Colombian pesos (Ps. 500 billion) (approximately US$167 million)*. Bancolombia initially offered the Bancolombia Ordinary Notes with an aggregate principal amount of three hundred fifty billion pesos (Ps. 350 billion) and with an over-allotment option of one hundred fifty billion pesos. The over-allotment option was fully exercised. This issuance and offering is the third and final of multiple and successive issuances of Ordinary Notes which are limited up to an aggregate principal amount of one trillion five hundred billion Colombian pesos (Ps. $1,500 billion).
The subscription for today’s offering was for one trillion one hundred seventy two billion Colombian pesos (Ps. 1,172 billion) equivalent to approximately 3.3 times the size of the offering.
The Ordinary Notes are issued in registered form (“a la orden") and negotiable in the secondary market and have the following terms:

			AGGREGATE
			PRINCIPAL AMOUNT
SERIES	MATURITY	COUPON RATE	(Ps. Million)
I1.5	18 months	IBR** + 1.49 % N.M.V	177,200
B2	2 years	DTF*** + 1.40 % T.A.	120,756
A3	3 years	7.89 % E.A.	53,310
B5	5 years	DTF*** + 2.40% T.A.	53,298
C5	5 years	IPC**** + 4.80 % E.A.	51,677
C10	10 years	IPC**** + 5.74 % E.A.	43,759
* Representative Market Rate: July 8, 2009 Ps. 2,090.35 = US$1
** IBR: “Indicador Bancario de Referencia” (a reference interest rate which acts as a reference of overnight and one- month interbank loans.
***DTF: a reference interest rate that represents the weighted average of the interest rates for 90 day CDs offered by the Colombian financial system.
**** IPC: Consumer Price Index

The entire proceeds from the offering will be used for general corporate purposes of Bancolombia, including all the business and operational transactions available to banking institutions in accordance with the terms and requirements established by applicable law.
The lead coordinator and lead book-running manager for the transaction was Banca de Inversión Bancolombia S.A. Corporación Financiera. Valores Bancolombia S.A., Interbolsa S.A. and Serfinco S.A. also participated in the transaction as book-running managers.
Duff & Phelps de Colombia S.A. rated the Third Offering as AAA.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 9, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance